UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. __)*

Amarin Corporation plc

(Name of Issuer)

Ordinary Shares, 50 pence par value per share

(Title of Class of Securities)

02311107

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

140 Geary Street, 10th Floor

San Francisco, CA 94108

(415) 228-3393

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 6, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02311107	Page 1 of 27

1	NAMES OF REPORTING PERSONS. Sofinnova Venture Partners VII, L.P. (“Sofinnova”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7

SOLE VOTING POWER

3,586,957, except that Sofinnova Management VII, L.L.C. (“SMVII”), the general partner of Sofinnova, may be deemed to have shared voting power, and Michael F. Powell, Ph.D. (“Powell”), James I. Healy, M.D., Ph.D. (“Healy”), and Eric P. Buatois (“Buatois”), the managing members of SMVII, may be deemed to have shared power to vote these shares.

WITH	8	SHARED VOTING POWER See response to row 7 and response to Item 5(b).
9

SOLE DISPOSITIVE POWER

3,586,957, except that SMVII, the general partner of Sofinnova, may be deemed to have shared dispositive power, and Powell, Healy and Buatois, the managing members of SMVII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,586,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON (See instructions) PN

CUSIP No. 02311107	Page 2 of 27

1	NAMES OF REPORTING PERSONS. Sofinnova Management VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

3,586,957, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared voting power, and Powell, Healy and Buatois, the managing members of SMVII, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

3,586,957, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared dispositive power, and Powell, Healy and Buatois, the managing members of SMVII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,586,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 02311107	Page 3 of 27

1	NAMES OF REPORTING PERSONS. Michael F. Powell, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

3,586,957, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared voting power, and Powell, a managing member of SMVII, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

3,586,957, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared dispositive power, and Powell, a managing member of SMVII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,586,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107	Page 4 of 27

1	NAMES OF REPORTING PERSONS. Dr. James I. Healy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

3,586,957, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared voting power, and Healy, a managing member of SMVII, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

3,586,957, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared dispositive power, and Healy, a managing member of SMVII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,586,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107	Page 5 of 27

1	NAMES OF REPORTING PERSONS. Eric P. Buatois
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

3,586,957, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared voting power, and Buatois, a managing member of SMVII, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

3,586,957, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared dispositive power, and Buatois, a managing member of SMVII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,586,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107	Page 6 of 27

1	NAMES OF REPORTING PERSONS. Caduceus Private Investments III, LP (“Caduceus”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7

SOLE VOTING POWER

3,230,107, except that OrbiMed Capital GP III LLC (“OrbiMed Capital”), the general partner of Caduceus, may be deemed to have shared voting power, and Samuel D. Isaly (“Isaly”), the managing partner of OrbiMed Capital, may be deemed to have shared power to vote these shares.

PERSON WITH	8	SHARED VOTING POWER See response to row 7 and response to Item 5(b).
9

SOLE DISPOSITIVE POWER

3,230,107, except that OrbiMed Capital, the general partner of Caduceus, may be deemed to have shared dispositive power, and Isaly, the managing partner of OrbiMed Capital, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,230,107. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON (See instructions) PN

CUSIP No. 02311107	Page 7 of 27

1	NAMES OF REPORTING PERSONS. OrbiMed Capital GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

3,230,107, which are owned directly by Caduceus. OrbiMed Capital, the general partner of Caduceus, may be deemed to have shared voting power, and Isaly, the managing partner of OrbiMed Capital, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

3,230,107, which are owned directly by Caduceus. OrbiMed Capital, the general partner of Caduceus, may be deemed to have shared dispositive power, and Isaly, the managing partner of OrbiMed Capital, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,230,107. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 02311107	Page 8 of 27

1	NAMES OF REPORTING PERSONS. OrbiMed Associates III, LP (“OrbiMed”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7

SOLE VOTING POWER

30,763, except that OrbiMed Advisors LLC (“OrbiMed Advisors”), the general partner of OrbiMed, may be deemed to have shared voting power, and Isaly, the managing partner of OrbiMed Advisors, may be deemed to have shared power to vote these shares.

PERSON WITH	8	SHARED VOTING POWER See response to row 7 and response to Item 5(b).
9

SOLE DISPOSITIVE POWER

30,763, except that OrbiMed Advisors, the general partner of OrbiMed, may be deemed to have shared dispositive power, and Isaly, the managing partner of OrbiMed Advisors, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,763. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See instructions) PN

CUSIP No. 02311107	Page 9 of 27

1	NAMES OF REPORTING PERSONS. OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

30,763, which are owned directly by OrbiMed. OrbiMed Advisors, the general partner of OrbiMed, may be deemed to have shared voting power, and Isaly, the managing partner of OrbiMed Advisors, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

30,763, which are owned directly by OrbiMed. OrbiMed Advisors, the general partner of OrbiMed, may be deemed to have shared dispositive power, and Isaly, the managing partner of OrbiMed Advisors, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,763. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 02311107	Page 10 of 27

1	NAMES OF REPORTING PERSONS. Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

3,260,870, of which (i) 3,230,107 are owned directly by Caduceus, and OrbiMed Capital, the general partner of Caduceus, may be deemed to have shared voting power, and Isaly, the managing partner of OrbiMed Capital, may be deemed to have shared power to vote such shares, and (ii) 30,763 shares are owned directly by OrbiMed, and OrbiMed Advisors, the general partner of OrbiMed, may be deemed to have shared dispositive power, and Isaly, the managing partner of OrbiMed Advisors, may be deemed to have shared power to dispose of such shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

3,260,870, of which (i) 3,230,107 are owned directly by Caduceus, and OrbiMed Capital, the general partner of Caduceus, may be deemed to have shared voting power, and Isaly, the managing partner of OrbiMed Capital, may be deemed to have shared power to vote such shares, and (ii) 30,763 shares are owned directly by OrbiMed, and OrbiMed Advisors, the general partner of OrbiMed, may be deemed to have shared dispositive power, and Isaly, the managing partner of OrbiMed Advisors, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,260,870. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107	Page 11 of 27

1	NAMES OF REPORTING PERSONS. Longitude Venture Partners, L.P. (“Longitude”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,086,957, except that Longitude Capital Associates, L.P. (“Longitude Capital Associates ”), an affiliate of Longitude, and Longitude Capital Partners, LLC (“Longitude Capital”), the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared voting power, and Patrick Enright (“Enright”) and Juliet Tammenoms Bakker (“Bakker”), the managing members of Longitude Capital, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7 and response to Item 5(b).
9

SOLE DISPOSITIVE POWER

1,086,957, except that Longitude Capital Associates, an affiliate of Longitude, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared dispositive power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON (See instructions) PN

CUSIP No. 02311107	Page 12 of 27

1	NAMES OF REPORTING PERSONS. Longitude Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

1,086,957, which are directly owned by Longitude. Longitude Capital Associates, an affiliate of Longitude, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared voting power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

1,086,957, which are directly owned by Longitude. Longitude Capital Associates, an affiliate of Longitude, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared dispositive power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 02311107	Page 13 of 27

1	NAMES OF REPORTING PERSONS. Patrick Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

1,086,957, which are directly owned by Longitude. Longitude Capital Associates, an affiliate of Longitude, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared voting power, and Enright, a managing member of Longitude Capital, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

1,086,957, which are directly owned by Longitude. Longitude Capital Associates, an affiliated fund of Longitude, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared dispositive power, and Enright, a managing member of Longitude Capital, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107	Page 14 of 27

1	NAMES OF REPORTING PERSONS. Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dutch Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

1,086,957, which are directly owned by Longitude. Longitude Capital Associates, an affiliate of Longitude, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared voting power, and Bakker, a managing member of Longitude Capital, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

1,086,957, which are directly owned by Longitude. Longitude Capital Associates, an affiliate of Longitude, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared dispositive power, and Bakker, a managing member of Longitude Capital, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107	Page 15 of 27

1	NAMES OF REPORTING PERSONS. Longitude Capital Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

1,086,957, which are directly owned by Longitude. Longitude Capital Associates, an affiliate of Longitude, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared voting power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

1,086,957, which are directly owned by Longitude. Longitude Capital Associates, an affiliate of Longitude, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared dispositive power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON (See instructions) PN

CUSIP No. 02311107	Page 16 of 27

1	NAMES OF REPORTING PERSONS. Fountain Healthcare Partners Fund 1, L.P. (“Fountain”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

217,391, which are directly owned by Fountain. Fountain Healthcare Partners Ltd. (“Fountain Partners”), the general partner of Fountain, and each of Manus Rogan (“Rogan”), a managing partner of Fountain Partners, Aidan King (“King”), a managing partner of Fountain Partners, Ena Prosser (“Prosser”), a partner of Fountain Partners, and Justin Lynch (“Lynch”), a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power.

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

217,391, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,391. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See instructions) PN

CUSIP No. 02311107	Page 17 of 27

1	NAMES OF REPORTING PERSONS. Fountain Healthcare Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

217,391, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power.

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

217,391, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,391. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 02311107	Page 18 of 27

1	NAMES OF REPORTING PERSONS. Manus Rogan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

217,391, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power.

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

217,391, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,391. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107	Page 19 of 27

1	NAMES OF REPORTING PERSONS. Aidan King
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

217,391, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power.

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

217,391, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,391. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107	Page 20 of 27

1	NAMES OF REPORTING PERSONS. Ena Prosser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

217,391, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power.

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

217,391, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,391. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107	Page 21 of 27

1	NAMES OF REPORTING PERSONS. Justin Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

217,391, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power.

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

217,391, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,391. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See instructions) IN

22

SCHEDULE 13D

This Schedule 13D relates to the beneficial ownership of ordinary shares, 50 pence par value per share (each, an “Ordinary Share,” and, collectively, the “Ordinary Shares”), of Amarin Corporation plc (the “Issuer”), each ordinary share represented by one American Depositary Share (each, an “ADS,” and, collectively, the “ADSs ”). The ADSs are listed on the Nasdaq Capital Market (“Nasdaq”). This Schedule 13D (i) restates certain information disclosed in the Schedule 13D (the “2008 Schedule 13D”) originally filed with the Securities and Exchange Commission on May 29, 2008 by Sofinnova, SMVII, Powell, Healy, Buatois, Caduceus, OrbiMed Capital, OrbiMed, OrbiMed Advisors, Isaly, Longitude, Longitude Capital, Enright, Bakker and Longitude Capital Associates (each as defined below) and (ii) incorporates new information and additional reporting persons. This Schedule 13D does not restate or amend any of the information disclosed in the 2008 Schedule 13D by the other reporting persons identified therein. Each Reporting Person (as defined below) disclaims beneficial ownership of Ordinary Shares held by each other Reporting Person, and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

Item 1. Security and Issuer.

The class of securities to which this statement relates is Ordinary Shares, each Ordinary Share represented by one ADS. The ADSs are listed on Nasdaq. The Issuer’s principal offices are located at First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland.

Item 2. Identity and Background.

(a) Name:

The names of the reporting persons are as follows (collectively referred to herein as the “Reporting Persons,” and each individually, as a “Reporting Person”):

(i)         Sofinnova Venture Partners VII, L.P. (“Sofinnova”), Sofinnova Management VII, L.L.C. (“SMVII”), Michael F. Powell, Ph.D. (“Powell”), James I. Healy, M.D., Ph.D. (“Healy ”), and Eric P. Buatois (“Buatois”); and

(ii)        Caduceus Private Investments III, LP (“Caduceus”), OrbiMed Capital GP III LLC (“OrbiMed Capital”), OrbiMed Associates III, LP (“OrbiMed”), OrbiMed Advisors LLC (“OrbiMed Advisors”), and Samuel D. Isaly (“Isaly”); and

(iii)        Longitude Venture Partners, L.P. (“Longitude”), Longitude Capital Partners, LLC (“Longitude Capital”), Patrick Enright (“Enright ”), Juliet Tammenoms Bakker (“Bakker ”), and Longitude Capital Associates, L.P. (“Longitude Capital Associates”); and

(iv)      Fountain Healthcare Partners Fund 1, L.P. (“Fountain”), Fountain Healthcare Partners Ltd. (“Fountain Partners”), Dr. Manus Rogan (“Rogan”), Aidan King (“King”), Ena Prosser (“Prosser”) and Justin Lynch (“Lynch”).

Sofinnova, Caduceus, OrbiMed, Longitude and Fountain are collectively referred to herein as the “Purchaser Reporting Persons.”

23

(b) Residence or business address:

(i)         The following is the principal business address and the address of the principal office for each of (A) Sofinnova, (B) SMVII, (C) Powell, (D) Healy, and (E) Buatois:

c/o Sofinnova Ventures, Inc.

140 Geary Street, 10th Floor

San Francisco, CA 94108

(ii)       The following is the principal business address and the address of the principal office for each of (A) Caduceus, (B) OrbiMed Capital, (C) OrbiMed, (D) OrbiMed Advisors and (E) Isaly:

c/o OrbiMed Advisors, LLC

767 Third Avenue, 30th Floor

New York, NY 10017

(iii)       The following is the principal business address and the address of the principal office for each of (A) Longitude, (B) Longitude Capital, (C) Enright, (D) Bakker and (E) Longitude Capital Associates:

c/o Longitude Capital Partners, LLC

800 El Camino Real, Suite 220

Menlo Park, CA 94025

(iv)     The following is the principal business address and the address of the principal office for each of (A) Fountain, (B) Fountain Partners, (C) Rogan, (D) King, (E) Prosser and (F) Lynch:

c/o Fountain Healthcare Partners Ltd.

Guild House, 4th Floor

Guild St.

IFSC

Dublin 1, Ireland

(c) & (f) Principal Occupation or Employment; Citizenship:

(i)         Sofinnova is a Delaware limited partnership whose primary business is to make venture capital and/or private equity investments. SMVII, the general partner of Sofinnova, is a Delaware limited liability company. Powell, Healy and Buatois are individuals who are the managing members of SMVII and are each U.S. citizens.

(ii)        Each of Caduceus and OrbiMed is a Delaware limited partnership whose primary business is to make venture capital and/or private equity investments. OrbiMed Capital is a Delaware limited liability company that acts as investment adviser or general partner to certain limited partnerships in addition to serving as the general partner of Caduceus. OrbiMed Advisors is a Delaware limited liability company, a registered adviser under the Investment Advisers Act of 1940, as amended, and the general partner of OrbiMed. Isaly is the managing partner of OrbiMed Capital and OrbiMed Advisors and is a U.S. citizen.

(iii)       Each of Longitude and Longitude Capital Associates is a Delaware limited partnership whose primary business is to make venture capital and/or private equity investments. Longitude Capital, the general partner of each of Longitude and Longitude Capital Associates, is a Delaware limited liability company. Enright is an individual who is a managing member of Longitude Capital and is a U.S. citizen. Bakker is an individual who is a managing member of Longitude Capital and is a Dutch citizen.

(iv)         Fountain is an Irish Limited Partnership established to operate as a life science venture capital fund. Fountain Partners is the general partner of the Fund and is an Irish limited company. Rogan is a managing partner of Fountain Partners and is an Irish citizen. King is a managing partner of Fountain Partners and is an Irish citizen. Prosser is a partner of Fountain Partners and is an Irish citizen. Lynch is a venture partner and chief financial officer of Fountain Partners.

(d)       During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

24

ITEM 3. Source and Amount of Funds or Other Consideration.

Sofinnova used working capital in the aggregate amount of $8,250,001.10 to fund the purchase of its 3,586,957 Ordinary Shares and one Preference Share (as defined below).

Caduceus used working capital in the aggregate amount of $7,429,246.10 to fund the purchase of its 3,230,107 Ordinary Shares and one Preference Share.

OrbiMed used working capital in the aggregate amount of $70,754.90 to fund the purchase of its 30,763 Ordinary Shares and one Preference Share.

Longitude used working capital in the aggregate amount of $2,500,001.10 to fund the purchase of its 1,086,957 Ordinary Shares and one Preference Share.

Fountain used working capital in the aggregate amount of $499,999.30 to fund the purchase of its 217,391 Ordinary Shares.

Each of the Purchaser Reporting Persons intends to use working capital to fund its proposed purchases under the Memorandum of Terms (as defined below in Item 4).

ITEM 4. Purpose of Transaction.

Pursuant to a Securities Purchase Agreement (the “SPA”), dated May 13, 2008, by and among the Issuer, the Purchaser Reporting Persons, and the four other purchaser parties to the SPA (the “Other 2008 Purchasers” and collectively with the Purchaser Reporting Persons, the “2008 Investors”), the Issuer sold, as part of a first tranche under the SPA (the “First Tranche”), an aggregate of 12,173,914 Ordinary Shares (each Ordinary Share represented by one ADS) and 8 preference shares (the “Preference Shares”) for an aggregate purchase price of $28,000,002.02. This First Tranche closed on May 19, 2008, and was part of a private placement under the SPA for up to $58,000,000. The 2008 Investors have the option, exercisable at any time through the completion or waiver of agreed milestones, to purchase Ordinary Shares in an amount up to approximately $28,000,000 in a second tranche (the “Second Tranche”). The number of Ordinary Shares acquired, and amounts paid, by (A) each of the Reporting Persons as part of the First Tranche are set forth in Item 3 above and in Item 3 of the 2008 Schedule 13D and (B) each of the Other 2008 Purchasers as part of the First Tranche are set forth in Item 3 of the 2008 Schedule 13D. If the Second Tranche occurs, the per share purchase price for each Ordinary Share purchased in the Second Tranche will equal the lesser of (a) $2.60 and (b) the product of (i) the average of the volume weighted average prices as published on the HP screen on Bloomberg of the ADSs as reported on Nasdaq (symbol AMRN) for each of the thirty (30) trading days immediately prior to the closing date of the Second Tranche and (ii) 1.13.

Under the terms of the SPA, and subject to certain terms and exceptions, each of the 2008 Investors has a right of first refusal to purchase up to its pro rata share of any offering by the Issuer of Ordinary Shares or any other class or series of its capital stock, or any other securities convertible into or exchangeable for Ordinary Shares or any other class or series of capital stock.

Pursuant to the terms of the Preference Shares (attached as Exhibit D to the SPA), (a) the Preference Shares entitle the holders thereof to vote for the election of four (4) or, under certain circumstances, five (5) members of the Issuer’s Board of Directors (the “Board”), and (b) a majority of the directors appointed by the holders of Preference Shares have the right to approve the composition of any committee of the Board, provided that any such committee shall have an equal number of directors appointed by the holders of the Preference Shares and directors other than directors appointed by the holders of the Preference Shares.

In connection with the transactions contemplated by the SPA, the 2008 Investors (other than Fountain) entered into a Voting Agreement (included as Exhibit C hereto) (the “Voting Agreement (Investors)”), pursuant to which each 2008 Investor (other than Fountain) agreed to vote all Ordinary Shares and Preference Shares held by such 2008 Investor in such manner as may be necessary to elect (and maintain in office) as members of the Board one (1) director designated by each of (a) OrbiMed (and its affiliates), (b) Sofinnova (and its affiliates), (c) Panorama Capital, L.P. (and its affiliates), and (d) Thomas McNerney & Partners II, L.P. (and its affiliates) (for a total of four (4) directors), for so long as each such party (and its affiliates) continues to hold at least thirty three (33%) of the Ordinary Shares purchased by such party (and its affiliates) in the First Tranche and the Second Tranche (if it occurs) under the SPA.

In accordance with the terms of the SPA and the Voting Agreement (Investors) and in furtherance of the rights granted to the holders of the Preference Shares in connection with, and effective upon, the closing of the First Tranche, the following four individuals were elected to the Board on behalf of the 2008 Investors (other than Fountain): Dr. James Healy, Dr. Carl L. Gordon, Dr. Eric Aguiar and Dr. Srinivas Akkaraju. Dr. Aguiar and Dr. Akkaraju have since resigned as directors and their vacancies have not been filled by the holders of the Preference Shares.

The foregoing description of the Voting Agreement (Investors) is qualified in its entirety by the Voting Agreement

25

(Investors) which is included as Exhibit C hereto and is incorporated herein by reference.

Under the SPA, the Issuer agreed that, in advance of its next Annual General Meeting, the Board would propose such amendments to the Issuer’s Memorandum and Articles of Association (“Articles”) as were necessary to (a) ensure to the maximum extent permitted by English law that the Preference Shares held by the 2008 Investors (other than Fountain) would entitle them to vote as a separate class without the vote of the holders of Ordinary Shares in all general, extraordinary, annual, or special meetings of the shareholders of the Issuer, and whether or nor adjourned or postponed, for the election of four (4) or five (5) (as the case may be) directors to the Board as they are entitled to elect pursuant to the terms of the Preference Shares, and (b) generally to bring the Articles current with the 2006 amendments to the Companies Act. These amendments to the Articles were adopted.

In connection with the transactions contemplated by the SPA, the 2008 Investors (other than Fountain) entered into a Voting Agreement (attached as Exhibit D hereto) (the “Voting Agreement (Directors)”) with certain directors of the Issuer (and/or such directors’ affiliates), pursuant to which each such director and/or affiliate agreed to vote at any meeting of the holders of Ordinary Shares, however called, all Ordinary Shares and ADSs held by such director and/or affiliate in favor of: (a) amendments to the Articles as are necessary to ensure to the maximum extent permitted by English law that the Preference Shares held by the 2008 Investors (other than Fountain) would entitle them to vote as a separate class without the vote of the holders of Ordinary Shares for the election of four (4) or five (5) (as the case may be) directors to the Board as they are entitled to elect pursuant to the terms of the Preference Shares, (b) the Second Tranche under the SPA, ratifying the execution, delivery and performance of the SPA and the approval and adoption of the terms thereof and each of the other actions contemplated therein, and (c) such amendments to the Articles as necessary generally to bring the Articles current with the 2006 amendments to the Companies Act.

The foregoing description of the Voting Agreement (Directors) is qualified in its entirety by the Voting Agreement (Directors) which is included hereto as Exhibit D and is incorporated herein by reference.

On July 6, 2009, the Purchaser Reporting Persons and the Issuer executed a non-binding Memorandum of Terms for Equity Financing (the “Memorandum of Terms”) summarizing the material terms of a proposed equity financing (the “Proposed Financing”) in which the Purchaser Reporting Persons will act as lead investors to organize other potential investors (collectively, with the Purchaser Reporting Persons, the “Potential Investors”) to provide the Issuer a new equity financing of up to $55 million in the aggregate. Pursuant to a binding term of the Memorandum of Terms, the Issuer will pay the expenses of the Purchaser Reporting Persons incurred in connection with the Proposed Financing.

The Memorandum of Terms states that the Proposed Financing could be consummated in multiple closings over 90 days provided that the first closing must be for no less than $33 million or such other amount that is agreed to by the Purchaser Reporting Persons as sufficient to complete the 016 clinical protocol, plus adequate reserves.

In the Proposed Financing, the Issuer would issue units (each a “Unit”) consisting of one Ordinary Share and one warrant (each a “Warrant”) to purchase 0.50 Ordinary Shares. The purchase price per Unit would be $1.00. The exercise price of the Warrants would be $1.50 per Ordinary Share. The Warrants would have a five-year term and customary anti-dilution provisions.

In the Proposed Financing, the Issuer’s employee option pool would be expanded to yield 10% unallocated options on a fully diluted basis in order to provide incentive compensation to key employees of the Issuer.

The securities purchase agreement for the Proposed Financing (the “New SPA”) would have customary representations, warranties and covenants. The Memorandum of Terms contains and provides that the New SPA would also contain a binding exclusivity provision, with certain exceptions relating to the fiduciary duties of the Issuer’s Board. The exclusivity provision prohibits the Issuer from soliciting, engaging in any discussions regarding, or entering into an agreement with respect to the sale of any securities or material assets of the Issuer. The New SPA would also provide that if the Issuer terminates the New SPA in order to enter into a financing arrangement with other investors in fulfillment of the directors’ fiduciary duties, the Issuer would pay to the Purchaser Reporting Persons a payment equal to the lesser of $2 million and 2% of the Issuer’s net assets.

The Memorandum of Terms also contemplates that the New SPA would include customary conditions to the closing of the Proposed Financing as well as the following specific conditions: (i) the holders of notes pursuant to the Issuer’s bridge financing transaction in June 2009 must convert their notes into Ordinary Shares, (ii) each of the eight outstanding Preference Shares must be converted into one Ordinary Share and the SPA must be amended to eliminate the Second Tranche option (thereby eliminating the pre-emptive rights and Board nomination rights of the 2008 Investors) and (iii) the Board shall have adopted and begun to implement a plan to consolidate certain corporate functions of the Issuer in Mystic, Connecticut.

In addition to the closing conditions described above, the Memorandum of Terms provides that the Purchaser Reporting Persons must be satisfied with the composition of the management of the Issuer as at the time of the closing of the Proposed Financing which could result in severance agreements and/or the resignation of certain members of management and the entering into of employment agreements with new or existing members of management. The Memorandum of Terms also specifies that the New SPA would provide for a Board of nine directors. Each of Longitude, Sofinnova and Orbimed would be entitled to designate one director for so long as it beneficially owns at least 50% of the Ordinary Shares purchased by it in the initial closing of the Proposed Financing.

26

The initial three designees would be Patrick Enright, James I. Healy, M.D., Ph.D. and Carl Gordon, Ph.D. In addition, for so long as the Purchaser Reporting Persons beneficially own in the aggregate 25% or more of the issued and outstanding Ordinary Shares of the Issuer, they would also be entitled to nominate five other directors, four of whom must be independent directors. The remaining director nominee would be the chief executive officer of the Issuer. The director representing Longitude would be entitled to a seat on the audit committee and compensation committee and to serve as chairman of the compensation committee.

The Memorandum of Terms contemplates that the New SPA would provide that the Ordinary Shares acquired in the Proposed Financing, including those acquired upon exercise of Warrants, would be registered by the Issuer under the Securities Act of 1933, as amended, subsequent to each closing. The Issuer would be required to file a registration statement within 60 days after each closing of the Proposed Financing and use its best efforts to cause each registration statement to become effective within 90 days after its date of filing. The Potential Investors would also have piggy-back registration rights with respect to any registration statement filed by the Issuer and the right to consent to the Issuer’s granting of any other registration rights unless such rights are subordinate to those of the Potential Investors.

The Memorandum of Terms also states that each Purchaser Reporting Person, for so long as it holds at least 50% of the Ordinary Shares it purchased in the Proposed Financing, would have the right to purchase its pro-rata share of any future equity financing (other than underwritten public offerings) and the Issuer would be prohibited from granting participation rights, rights of first refusal, rights of first offer or similar rights to any holder or prospective holder of securities of the Issuer on terms more favorable than the rights granted to the Purchaser Reporting Persons.

The foregoing summary of the Memorandum of Terms is qualified in its entirety by the Memorandum of Terms which is attached hereto as Exhibit E and is incorporated herein by reference.

Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

(a)Please see rows 7-11 and 13 of the cover page for each Reporting Person.

In addition, pursuant to the SPA, the 2008 Investors have the option, exercisable at any time through the completion or waiver of agreed milestones, to purchase Ordinary Shares in an amount up to approximately $28,000,000 in the Second Tranche, as described in Item 4 above.

The Reporting Persons, as a group, beneficially own 8,152,175 Ordinary Shares, or 30.1%, and 4 Preference Shares.

(b) Please see rows 7-11 and 13 of the cover page for each Reporting Person.

In addition, please see the descriptions of the Voting Agreement (Investors) and Voting Agreement (Directors) in Item 4 above.

(c) During the last sixty days, none of the Reporting Persons have effected a transaction involving the Ordinary Shares of the Issuer.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see the descriptions of the SPA, the Voting Agreement (Investors), Voting Agreement (Directors) and Memorandum of Terms in Item 4 above which are incorporated herein by reference.

27

ITEM 7. Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit A*	Agreement of Joint Filing
Exhibit B (1)	Securities Purchase Agreement
Exhibit C*	Voting Agreement (Investors)
Exhibit D*	Voting Agreement (Directors)
Exhibit E*	Memorandum of Terms for Equity Financing

 * Filed herewith.

(1) Incorporated by reference to Exhibit 4.81 of the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 19, 2008.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2009

SOFINNOVA VENTURE PARTNERS VII, L.P.

a Delaware Limited Partnership

By: Sofinnova Management VII, L.L.C.

a Delaware Limited Liability Company

Its: General Partner

By: _/s/_Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, L.L.C.

a Delaware Limited Liability Company

By: _/s/_Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

JAMES I. HEALY, M.D., PH.D.

By: _/s/_Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

MICHAEL F. POWELL, PH.D.

By: _/s/_Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

ERIC P. BUATOIS

By: _/s/_Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

CADUCEUS PRIVATE INVESTMENTS III, LP

a Delaware Limited Partnership

By: OrbiMed Capital GP III LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ Samuel D. Isaly

Name: Samuel D. Isaly

Title: Managing Partner

ORBIMED CAPITAL GP III LLC

a Delaware Limited Liability Company

By: _/s/ Samuel D. Isaly

Name: Samuel D. Isaly

Title: Managing Partner

SAMUEL D. ISALY

By: _/s/ Samuel D. Isaly

Name: Samuel D. Isaly

ORBIMED ASSOCIATES III, LP

a Delaware Limited Partnership

By: OrbiMed Advisors LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ Samuel D. Isaly

Name: Samuel D. Isaly

Title: Managing Partner

ORBIMED ADVISORS LLC

a Delaware Limited Liability Company

By: _/s/ Samuel D. Isaly

Name: Samuel D. Isaly

Title: Managing Partner

 LONGITUDE VENTURE PARTNERS, L.P.

a Delaware Limited Partnership

By: Longitude Capital Partners, LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ Patrick Enright

Name: Patrick Enright

Title: Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

a Delaware Limited Liability Company

By: _/s/ Patrick Enright

Name: Patrick Enright

Title: Managing Member

PATRICK ENRIGHT

By: _/s/ Patrick Enright

Name: Patrick Enright

JULIET TAMMENOMS BAKKER

By: _/s/ Juliet Tammenoms Bakker

Name: Juliet Tammenoms Bakker

LONGITUDE CAPITAL ASSOCIATES, L.P.

a Delaware Limited Partnership

By: Longitude Capital Partners, LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ Patrick Enright

Name: Patrick Enright

Title: Managing Member

FOUNTAIN HEALTHCARE PARTNERS FUND 1, L.P.

an Irish Limited Partnership

By: Fountain Healthcare Partners Ltd.

an Irish Limited Company

Its: General Partner

By: /s/ Manus Rogan

Name: Manus Rogan

Title: Managing Partner

FOUNTAIN HEALTHCARE PARTNERS LTD.

an Irish Limited Company

By: /s/ Manus Rogan

Name: Manus Rogan

Title: Managing Partner

MANUS ROGAN

By: /s/ Manus Rogan

Name: Manus Rogan

AIDAN KING

By: /s/ Aidan King

Name: Aidan King

ENA PROSSER

By: /s/ Ena Prosser

Name: Ena Prosser

JUSTIN LYNCH

By: /s/ Justin Lynch

Name: Justin Lynch

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Ordinary Shares of Amarin Corporation plc shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D. Each of the undersigned agrees to be responsible for the completeness and accuracy of the information concerning itself contained in such Schedule 13D. This Agreement may be executed in any number of counterparts, all of which when taken together shall constitute one and the same instrument.

Date: July 7, 2009

SOFINNOVA VENTURE PARTNERS VII, L.P.

a Delaware Limited Partnership

By: Sofinnova Management VII, L.L.C.

a Delaware Limited Liability Company

Its: General Partner

By: _/s/_Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, L.L.C.

a Delaware Limited Liability Company

By: _/s/_Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

JAMES I. HEALY, M.D., PH.D.

By: _/s/_Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

MICHAEL F. POWELL, PH.D.

By: _/s/_Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

ERIC P. BUATOIS

By: _/s/_Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

CADUCEUS PRIVATE INVESTMENTS III, LP

a Delaware Limited Partnership

By: OrbiMed Capital GP III LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ Samuel D. Isaly

Name: Samuel D. Isaly

Title: Managing Partner

ORBIMED CAPITAL GP III LLC

a Delaware Limited Liability Company

By: _/s/ Samuel D. Isaly

Name: Samuel D. Isaly

Title: Managing Partner

SAMUEL D. ISALY

By: _/s/ Samuel D. Isaly

Name: Samuel D. Isaly

ORBIMED ASSOCIATES III, LP

a Delaware Limited Partnership

By: OrbiMed Advisors LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ Samuel D. Isaly

Name: Samuel D. Isaly

Title: Managing Partner

ORBIMED ADVISORS LLC

a Delaware Limited Liability Company

By: _/s/ Samuel D. Isaly

Name: Samuel D. Isaly

Title: Managing Partner

LONGITUDE VENTURE PARTNERS, L.P.

a Delaware Limited Partnership

By: Longitude Capital Partners, LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ Patrick Enright

Name: Patrick Enright

Title: Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

a Delaware Limited Liability Company

By: _/s/ Patrick Enright

Name: Patrick Enright

Title: Managing Member

PATRICK ENRIGHT

By: _/s/ Patrick Enright

Name: Patrick Enright

JULIET TAMMENOMS BAKKER

By: _/s/ Juliet Tammenoms Bakker

Name: Juliet Tammenoms Bakker

LONGITUDE CAPITAL ASSOCIATES, L.P.

a Delaware Limited Partnership

By: Longitude Capital Partners, LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ Patrick Enright

Name: Patrick Enright

Title: Managing Member

FOUNTAIN HEALTHCARE PARTNERS FUND 1, L.P.

an Irish Limited Partnership

By: Fountain Healthcare Partners Ltd.

an Irish Limited Company

Its: General Partner

By: /s/ Manus Rogan

Name: Manus Rogan

Title: Managing Partner

FOUNTAIN HEALTHCARE PARTNERS LTD.

an Irish Limited Company

By: /s/ Manus Rogan

Name: Manus Rogan

Title: Managing Partner

MANUS ROGAN

By: /s/ Manus Rogan

Name: Manus Rogan

AIDAN KING

By: /s/ Aidan King

Name: Aidan King

ENA PROSSER

By: /s/ Ena Prosser

Name: Ena Prosser

JUSTIN LYNCH

By: /s/ Justin Lynch

Name: Justin Lynch

EXHIBIT C

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made as of May 16, 2008 by and among the entities listed on Exhibit A attached hereto (each an “Investor,” and collectively the “Investors”). Each Investor has entered into a Securities Purchase Agreement dated as of May 13, 2008 (as may be amended and in effect from time to time, the “Purchase Agreement”) with Amarin Corporation plc, a company incorporated under the laws of England and Wales (the “Company”) and Fountain Healthcare Partners Fund 1, L.P. Capitalized terms used but not otherwise defined herein shall have the definitions ascribed to them in the Purchase Agreement.

WHEREAS, the Investors are purchasing from the Company the number of the Company’s Preference Shares (the “Preference Shares”) and the number of the Company’s Ordinary Shares (the “Ordinary Shares” and together with the Preference Shares, the “Securities”), each Ordinary Share represented by one American Depositary Share (each an “ADS”), in each case as set forth opposite such Investor’s name on Exhibit A to the Purchase Agreement (the “Financing”);

WHEREAS, pursuant to their terms, the Preference Shares entitle the holder thereof to vote for the election of four (4) or, under certain circumstances, five (5) members of the Company’s Board of Directors (the “Board”); and

WHEREAS, in connection with the Financing, the Investors wish to enter into this Agreement to set forth their understanding and agreement with regard to the voting of the Securities in connection with the election of directors to the Board.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, and other consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1.         Securities. During the term of this Agreement, each Investor agrees to vote all Securities now or hereafter owned by it, whether beneficially or otherwise, or as to which it has voting power in accordance with the provisions of this Agreement.

2.	Electionof Board of Directors

a)         Voting. During the term of this Agreement and for so long as each Investor has the right to elect directors to the Board (the “Investor Directors”), each Investor agrees to vote all Securities now or hereafter owned by it, and to cause each director serving as its representative on the Board to exercise its voting rights as a director, in such manner as may be necessary to elect (and maintain in office) as members of the Board the following individuals:

i)         One Investor Director designated by OrbiMed Associates III, LP or one of its affiliates (together with its affiliates, “Orbimed”), for so long as Orbimed continues to hold at least 33% of the Ordinary Shares it purchased in the First Closing and the Second Closing (to the extent consummated in accordance with the Purchase Agreement);

ii)        One Investor Director designated by Sofinnova Venture Partners VII, L.P. or one of its affiliates (together with its affiliates, “Sofinnova”), for so long as Sofinnova continues to hold at least 33% of the Ordinary Shares it purchased in the First Closing and the Second Closing (to the extent consummated in accordance with the Purchase Agreement);

iii)       One Investor Director designated by Panorama Capital, L.P. or one of its affiliates (together with its affiliates, “Panorama”), for so long as Panorama continues to hold at least 33% of the Ordinary Shares it purchased in the First Closing and the Second Closing (to the extent consummated in accordance with the Purchase Agreement); and

iv)       One Investor Director designated by Thomas, McNerney & Partners II, L.P. or one of its affiliates (together with its affiliates, “TMP”), for so long as TMP continues to hold at least 33% of the Ordinary Shares it purchased in the First Closing and the Second Closing (to the extent consummated in accordance with the Purchase Agreement).

b)        Current Designees. As of the date of the First Closing, the Investor Director designees (each, a “Designee” and collectively, the “Designees”) shall be as follows:

i)	Carl L. Gordon shall be the Orbimed Designee.
ii)	James I. Healy shall be the Sofinnova Designee.
iii)	Srinivas Akkaraju shall be the Panorama Designee.
iv)	Eric Aguiar shall be the TMP Designee.

c)         Changes in Designees. From time to time during the term of this Agreement, each Investor who is entitled to select a Designee pursuant to this Agreement may, in its sole discretion:

i)         notify the Company and the other Investors in writing of its intention to remove from the Board any incumbent Designee it has designated; or

ii)        notify the Company and the other Investors in writing of its intention to select a new Designee for election to a Board (whether to replace a prior Designee or to fill a vacancy left by its prior Designee).

In the event of such an initiation of a removal or selection of a Designee under this section, the other Investors shall vote their Securities to cause: (a) the removal from the Board of the Designee or Designees so designated for removal; and (b) the election to the Board of any new Designee or Designees so designated.

d)        Additional Directors. In the event that the Investors may designate or elect any additional director(s) to the Board (an “Additional Director”) either because (i) the Investors become entitled to elect a fifth (5th) director to the Board in accordance with the terms of the Preference Shares or (ii) any Investor with the right to designate a director falls below the Ordinary Share ownership threshold set forth in paragraph (a) above and thus loses its right to designate a director to the Board, then in each such case, Investors holding at least two-thirds (2/3) of the Ordinary Shares then held by all the Investors (the “Supermajority Investors”) shall have the right to designate such Additional Director.

e)         No Liability for Election of Recommended Director. None of the parties hereto and no officer, director, stockholder, partner, employee or agent of any party makes any representation or warranty as to the fitness or competence of the nominee of any party hereunder to serve on the Board by virtue of such party’s execution of this Agreement, such party’s nomination or designation of an Investor Director hereunder, or such party’s vote for any nominee or designee of any party hereto pursuant to this Agreement.

3.         Proxy. To secure the obligations of the Investors to vote the Securities in accordance with the provisions of this Agreement, each Investor hereby appoints a designee of the Supermajority Investors (the “Proxy Designee”) as its true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all of its Securities in accordance with and to give effect to the provisions of Section 2, but only to the extent provided therein. The Proxy Designee may exercise the irrevocable proxy granted to him or her hereunder, in his or her sole discretion, at any time any Investor fails to comply with the provisions of Section 2. The proxies and powers granted pursuant to this Section 3 are coupled with an interest and are given to secure the performance of each of the obligations of the Investors hereunder. Such proxies and powers shall be irrevocable for the term of this Agreement and shall survive the death, incompetency, disability, bankruptcy or dissolution of any Investor and bind the affiliates of any Investor who acquire Securities after the date hereof and all subsequent holders of the Preference Shares.

4.         Termination. This Agreement shall terminate upon the written consent of the Supermajority Investors.

5.         Additional Securities. In the event that (i) the Second Closing occurs or (ii) subsequent to the date of this Agreement any shares or other securities are issued on, or in exchange for, any of the Securities by reason of any stock dividend, stock split, consolidation of shares, reclassification or consolidation involving the Company, the additional Ordinary Shares, ADSs and other such shares or securities so issued shall be deemed to be Securities for purposes of this Agreement.

6.	Miscellaneous

a)         Certain Definitions. Securities “held” by a Investor shall mean any Securities directly or indirectly owned (of record or beneficially) by such Investor or as to which such Investor has voting power. “Vote” shall include any exercise of voting rights whether at an annual or special meeting or by written consent or in any other manner permitted by applicable law.

b)        Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

c)         Governing Law. This Agreement shall be governed in all respects by the internal laws of the State of Delaware as applied to agreements entered into among Delaware residents to be performed entirely within New York, without regard to principles of conflicts of law that would produce a contrary result.

d)        Further Assurances. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

e)         Entire Agreement. This Agreement and the Purchase Agreement (and the exhibits thereto) constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof.

f)         Specific Performance. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

g)        Amendment. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by the written consent of the Supermajority Investors; provided, however, that (i) Section 2(a)(i) shall not be amended or waived without the written consent of Orbimed for so long as it is entitled to designate an Investor Director as therein provided, (ii) Section 2(a)(ii) shall not be amended or waived without the written consent of Sofinnova for so long as it is entitled to designate an Investor Director as therein provided, (iii) Section 2(a)(iii) shall not be amended or waived without the written consent of Panorama for so long as it is entitled to designate an Investor Director as therein provided and (iv) Section 2(a)(iv) shall not be amended or waived without the written consent of TMP for so long as it is entitled to designate an Investor Director as therein provided. Any such amendment, waiver, discharge or termination effected in accordance with this paragraph shall be binding upon each Investor that has entered into this

Agreement. Each Investor acknowledges that by the operation of this paragraph (and subject to the limitations set forth herein), the Supermajority Investors will have the right and power to diminish or eliminate all rights of such Investor under this Agreement.

h)        Attorney’s Fees. In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

i)         Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

j)         Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile copies of signed signature pages will be deemed binding originals.

k)        Aggregation of Stock. All Securities held or acquired by affiliated entities or persons or entities under common management or control shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

l)         Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on any party’s part of any breach, default or noncompliance under this Agreement or any waiver on such party’s part of any provisions or conditions of the Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement by law, or otherwise afforded to any party, shall be cumulative and not alternative.

(signature page follows)

The parties have executed this Voting Agreement as of the date first above written.

Caduceus Private Investments III, LP

By: OrbiMed Capital GP III LLC

Its: General Partner

By: ___________________________

Name: Carl L. Gordon

Title:

OrbiMed Associates III, LP

By: OrbiMed Advisors LLC

Its: General Partner

By: ___________________________

Name: Carl L. Gordon

Title:

Sofinnova Venture Partners VII, L.P.

By: Sofinnova Management VII,        L.L.C.

Its: General Partner

By: ___________________________

Name: James I. Healy

Title: Managing General Partner

Panorama Capital, L.P.

By: Panorama Capital Management,  LLC

Its: General Partner

By: ____________________________

Name:

Title:

Thomas, McNerney & Partners II, L.P.

By: Thomas, McNerney & Partners II,                LLC

Its: General Partner

By: ___________________________

Name: Eric Aguiar

Title: Manager

TMP Nominee II, LLC

By: ___________________________

Name: James Thomas

Title: Manager

TMP Associates II, L.P.

By: Thomas, McNerney & Partners II,                LLC

Its: General Partner

By: ___________________________

Name: Eric Aguiar

Title: Manager

Longitude Venture Partners, L.P.

By: Longitude Capital Partners, LLC

Its: General Partner

By: ___________________________

Name:

Title:

EXHIBIT D

Execution Version

VOTING AGREEMENT

VOTING AGREEMENT (this “Agreement”), dated as of May 16, 2008 (the “Effective Date”), by and among the parties listed on Schedule I attached hereto (each, a “Holder” and collectively, the “Holders”), and the parties listed on the Purchasers Signature Page attached hereto (the “Purchasers”). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Purchase Agreement (as defined below).

WITNESSETH:

WHEREAS, on May 13, 2008, Amarin Corporation plc, a company incorporated under the laws of England and Wales (the “Company”), the Purchasers, and Fountain Healthcare Partners Fund 1, L.P. entered into that certain Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which, among other things, the Company will sell and issue to the Purchasers, and the Purchasers will purchase and receive from the Company, certain preference shares and ordinary shares, par value £0.50 per share of the Company (the “Ordinary Shares”), each Ordinary Share represented by one American Depositary Share (each, an “ADS” and collectively, “ADSs”), all as more fully described and set forth in the Purchase Agreement; and

WHEREAS, as of the date hereof, each Holder is the record owner of, and/or holds sole voting power with respect to, the number of Ordinary Shares and ADSs set forth on such Holder’s signature page attached hereto (such securities may be referred to herein as the “Subject Securities”).

NOW,THEREFORE,to induce the Purchasers to enter into the Purchase Agreement and in further consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby adopt this Agreement and agree as follows:

1.	Agreement to Vote.

(a)        Each Holder hereby severally and not jointly, and solely with respect to the Subject Securities then held of record by such Holder, agrees that at any meeting (whether general, extraordinary, annual or special and whether or not an adjourned or postponed meeting) of the holders of the Ordinary Shares, however called, or in connection with any written consent of the holders of Ordinary Shares, such Holder shall vote (or cause to be voted) all of the Subject Securities then held of record by such Holder in favor of:

(i)          amendments to the Company’s Memorandum and Articles of Association (the “Articles”) as are necessary to ensure to the maximum extent permitted by English law that the Preference Shares held by the Purchasers will entitle them to vote as a separate class without the vote of the holders of the Ordinary Shares for the election of the four (4) or (5) (as the case may be) directors to the Company’s Board of Directors (the “Board”) as they are entitled to elect pursuant to the provisions of the Preference Shares attached as Exhibit D to the Purchase Agreement;

(ii)         the Second Closing, ratifying the execution, delivery and performance of the Purchase Agreement and the approval and adoption of the terms thereof and each of the other actions contemplated therein; and

(iii)        such amendment to the Articles as are determined by the Board to be necessary generally to bring the Articles current with the 2006 amendments to the Companies Act.

(b)         Each Holder hereby severally and not jointly agrees that such Holder will not (i) enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of this Agreement; and (ii) through any transfer or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all action as may be necessary or appropriate in order to protect the rights of the Purchasers hereunder against impairment. For the avoidance of doubt, nothing herein shall in any way restrict any Holder’s ability to transfer, sell or otherwise dispose of such Holder’s Subject Securities for any reason other than to avoid or seek to avoid the observance or performance of any of the terms of this Agreement.

2.         Representations and Warranties of each Holder. Each Holder hereby represents and warrants to the Purchasers as follows:

(a)        such Holder is the sole true and lawful record owner of the Subject Securities set forth on such Holder’s signature page attached hereto and has all necessary power and authority to enter into this Agreement and to perform such Holder’s obligations hereunder; and

(b)        none of the Subject Securities held of record by such Holder is subject to any voting trust or other agreement or arrangement with respect to the voting of such Subject Securities.

3.         Termination. This Agreement shall terminate on the earliest to occur of: (a) the third (3rd) anniversary of the Effective Date; (b) the passage and adoption or ratification by the Company’s shareholders of each of the matters set forth in Section 1(a) above; or (c) a Special Rights Termination Event or the Purchasers (and/or their Affiliates) ceasing to own in the aggregate at least 33% of the number of Securities purchased by them in the First Closing and the Second Closing.

4.	Miscellaneous.

(a)        Amendments. This Agreement may not be amended or modified except by an instrument in writing signed by a Majority of the Preference Share Purchasers and the party against whom the enforcement of such amendment or modification is sought.

(b)         Notices. All notices, requests, claims, demands and other communications hereunder shall be given in writing and shall be deemed sufficiently given when delivered by hand or by conformed facsimile transmission, on the second business day after a writing is consigned (freight prepaid) to a commercial overnight courier, and on the fifth business day after a writing is deposited in the mail, postage and other charges prepaid, addressed as follows: (i) if to a Holder, at the address set forth on such Holder’s signature page attached hereto, and (ii) if to the Purchasers, at the addresses set forth on their respective signature pages to the Purchase Agreement; or to such other address as any party may have furnished to the any other party, in each case in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

(c)        Governing Law; Remedies; Attorney Fees. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York. The parties hereto acknowledge that monetary damages would be an inadequate remedy for a breach of the provisions of this Agreement and that, in addition to any other remedy available at law, the obligations of each Holder shall be specifically enforceable by a Majority of the Preference Share Purchasers. If the Majority of the Preference Share Purchasers shall institute and prevail in any action, suit or proceeding to enforce any provision in this Agreement against any Holder(s), the Majority of the Preference Share Purchasers shall, to the extent permitted by New York law, be entitled to recover from such Holder(s) all fees, costs and expenses of enforcing any right of the Majority of the Preference Share Purchasers under or with respect to this Agreement, including, without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

(d)       Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions of this Agreement shall continue in full force and effect and shall in no way be affected, impaired, or invalidated.

(e)        Counterparts; Facsimile. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

(f)        Applicability. Each Holder is executing this Agreement in such Holder’s capacity as a shareholder of the Company, and this Agreement shall not apply to such Holder in such Holder’s capacity as a director of the Company (if applicable).

(g)       Assignment; Binding Effect; Benefits. This Agreement shall not be assignable by a Holder, except with the prior written consent of a Majority of the Preference Share Purchasers. This Agreement shall survive the death or incapacity of a Holder and shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

[Remainder of page intentionally left blank]

[HOLDER SIGNATURE PAGES TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the undersigned Holders and Purchasers have caused this Voting Agreement to be executed as of the date first written above.

Name of Holder: Thomas Lynch

Signature of Holder:
Email Address of Holder:
Fax Number of Holder:

Address for Notice to Holder: ____________________________________________________

_____________________________________________________________________________

Subject Securities Owned by Holder:

Number of Ordinary Shares Owned by Holder:
Number of ADSs Owned by Holder:

[HOLDER SIGNATURE PAGES TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the undersigned Holders and Purchasers have caused this Voting Agreement to be executed as of the date first written above.

Name of Holder: Amarin Investment Holding Limited

Signature of Authorized Signatory of Holder:
Name of Authorized Signatory of Holder:
Title of Authorized Signatory of Holder:
Email Address of Holder:
Fax Number of Holder:

Address for Notice to Holder: ____________________________________________________

_____________________________________________________________________________

Subject Securities Owned by Holder:

Number of Ordinary Shares Owned by Holder:
Number of ADSs Owned by Holder:

[HOLDER SIGNATURE PAGES TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the undersigned Holders and Purchasers have caused this Voting Agreement to be executed as of the date first written above.

Name of Holder: Dr. Simon Kukes

Signature of Holder:
Email Address of Holder:
Fax Number of Holder:

Address for Notice to Holder: ____________________________________________________

_____________________________________________________________________________

Subject Securities Owned by Holder:

Number of Ordinary Shares Owned by Holder:
Number of ADSs Owned by Holder:

[HOLDER SIGNATURE PAGES TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the undersigned Holders and Purchasers have caused this Voting Agreement to be executed as of the date first written above.

Name of Holder: Sunninghill Limited

Signature of Authorized Signatory of Holder:
Name of Authorized Signatory of Holder:
Title of Authorized Signaturory of Holder:
Email Address of Holder:
Fax Number of Holder:

Address for Notice to Holder: ____________________________________________________

_____________________________________________________________________________

Subject Securities Owned by Holder:

Number of Ordinary Shares Owned by Holder:
Number of ADSs Owned by Holder:

[HOLDER SIGNATURE PAGES TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the undersigned Holders and Purchasers have caused this Voting Agreement to be executed as of the date first written above.

Name of Holder: Dr. Michael Walsh

Signature of Holder:
Email Address of Holder:
Fax Number of Holder:

Address for Notice to Holder: ____________________________________________________

_____________________________________________________________________________

Subject Securities Owned by Holder:

Number of Ordinary Shares Owned by Holder:
Number of ADSs Owned by Holder:

[HOLDER SIGNATURE PAGES TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the undersigned Holders and Purchasers have caused this Voting Agreement to be executed as of the date first written above.

Name of Holder: IIU Nominees Ltd.

Signature of Authorized Signatory of Holder:
Name of Authorized Signatory of Holder:
Title of Authorized Signaturory of Holder:
Email Address of Holder:
Fax Number of Holder:

Address for Notice to Holder: ____________________________________________________

_____________________________________________________________________________

Subject Securities Owned by Holder:

Number of Ordinary Shares Owned by Holder:
Number of ADSs Owned by Holder:

[PURCHASERS SIGNATURE PAGE TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the undersigned Holders and Purchasers have caused this Voting Agreement to be executed as of the date first written above.

Caduceus Private Investments III, LP

By: OrbiMed Capital GP III LLC

Its: General Partner

By: ___________________________

Name: Carl L. Gordon

Title:

OrbiMed Associates III, LP

By: OrbiMed Advisors LLC

Its: General Partner

By: ___________________________

Name: Carl L. Gordon

Title:

Sofinnova Venture Partners VII, L.P.

By: Sofinnova Management VII, L.L.C.

Its: General Partner

By: ___________________________

Name: James I. Healy

Title: Managing General Partner

Panorama Capital, L.P.

By: Panorama Capital Management, LLC

Its: General Partner

By: ____________________________

Name:

Title:

Thomas, McNerney & Partners II, L.P.

By: Thomas, McNerney & Partners II, LLC

Its: General Partner

By: ___________________________

Name: Eric Aguiar

Title: Manager

TMP Nominee II, LLC

By: ___________________________

Name: James Thomas

Title: Manager

TMP Associates II, L.P.

By: Thomas, McNerney & Partners II, LLC

Its: General Partner

By: ___________________________

Name: Eric Aguiar

Title: Manager

Longitude Venture Partners, L.P.

By: Longitude Capital Partners, LLC

Its: General Partner

By: ___________________________

Name:

Title:

Schedule I

Holders

1.	Thomas Lynch
2.	Amarin Investment Holding Limited
3.	Dr. Simon Kukes
4.	Sunninghill Limited
5.	Dr. Michael Walsh
6.	IIU Nominees Ltd.

EXHIBIT E

MEMORANDUM OF TERMS FOR EQUITY FINANCING OF

Amarin Corporation, plc.

This Memorandum of Terms summarizes the principal terms of a proposed Common Stock and Warrant Financing (the “Financing”) of Amarin Corporation, plc. Except for the provisions set out under the headings “Exclusivity and Expenses,” “Confidentiality,” “Governing Law” and “Counterparts” below, this Memorandum of Terms is non-binding and strictly for discussion purposes only; there is no obligation on the part of any party unless and until definitive agreements are signed by all parties. This Memorandum of Terms does not constitute either an offer to sell or an offer to purchase securities.

Issuer:	Amarin Corporation, plc (the “Company”). All references to the Company set forth herein would also be deemed to include references to any subsidiary of the Company, where applicable.
Type of Security; Purchase Price:

Units (each, a “Unit” and collectively, the “Units”) consisting of one ordinary share (the “Common Stock” and, collectively, the “Common Shares”) and a warrant (each, a “Warrant” and, collectively, the “Warrants”) to purchase 0.50 of a share of Common Stock (collectively, the “Warrant Shares”). The purchase price per Unit would be $1.00.

Amount to be Raised:

Pursuant to a securities purchase agreement containing customary representations, warranties and covenants (the “Purchase Agreement”), the investors (the “Investors”) would purchase Units from the Company in the aggregate amount of up to $55 million (the “Financing”). Longitude Capital, Sofinnova Ventures, Orbimed Advisors and Fountain Healthcare Partners (collectively, the “Lead Investors”) would each be Investors in the Financing. The Lead Investors, together with other potential investors that have expressed strong interest are expected to invest an aggregate of approximately $35 million in the Financing. Other Investors, mutually acceptable to the Company and the Lead Investors, may also participate in the Financing under the same terms as the Lead Investors. In connection with the Financing, the option pool will also be expanded to yield 10% unallocated options on a fully diluted basis in order to provide incentive compensation to key employees in the Company.

Signing and Closing:

The Purchase Agreement is anticipated to be executed by all parties on or before July 17, 2009, and will provide for multiple closings (“Additional Closings”) to be completed not later than 90 days from the first closing (the “First Closing” and together with the Additional Closings, the “Closings”) which is anticipated to occur on or before July 24, 2009. The First Closing must be for no less than $33 million or such other amount that is agreed to by the Lead Investors as sufficient to complete the 016 clinical protocol, plus adequate reserves.

Warrants:

The exercise price per Warrant Share would be equal to $1.50 per share. The Warrants would have a five-year term and may be exercised for cash or net exercised if such a feature is possible. The warrants will contain anti-dilution protection customary for a transaction of this type. Each Warrant would contain a clause specifying that there are no circumstances whereby such Warrant could be required by the Company to be settled in cash, and such other provisions deemed reasonably necessary in consultation with the Company’s auditors to avoid the application of “liability accounting” rules.

Securities Purchase Agreement:

The Purchase Agreement would include Company representations, warranties and covenants (and would provide for indemnification of the Investors for the breach of such representations, warranties and covenants) to the extent customary in transactions of this kind by public companies.

Conditions to First Closing:

1) Each of the representations and warranties of the Company in the Securities Purchase Agreement shall be true and correct and the Company shall have performed in all material respects each of its covenants therein.

2) Any necessary regulatory approvals and third party consents shall have been obtained.
3) Legal opinions (opining to, among other things, the due authorization and validity of the securities issued in the Financing) shall have been delivered to the Investors.

4) The Board will have adopted and begun to implement a plan to consolidate certain corporate functions in Mystic, Connecticut. Such plan, including a detailed timeline and estimate of associated expenses, shall require the prior approval of the Lead Investors.

5) The Lead Investors shall be satisfied with the composition of the management team of the Company at the time of the First Closing, which may require severance agreements and/or resignations with waivers of rights for certain members and certain members to enter into employment agreements satisfactory to the Lead Investors.

6) Prior to the First Closing, the Investors shall have completed a review of the budget and the budget shall be satisfactory to the Lead Investors (the “Budget Review”). The Budget Review shall utilize consultants and independent experts representing the Lead Investors to confirm that the size of the Financing is sufficient to execute the clinical development plan.

7) There shall not have been a material adverse event to the Company.
8) The holders of the notes from the June 2009 bridge financing agree to convert their notes into equity in the Financing.

9) The shareholders in the May 2008 financing (i) either exercise orwaive their pre-emptive rights, (ii) agree to convert their Series A Preference Shares into Common Stock on a one-for-one basis and (iii) agree to cancel the second tranche of the May 2008 financing.

10) Other customary closing conditions, including without limitation, the approval of each Investor’s investment committee.

The conditions set forth under clauses 4, 5, 6 and 8 will be satisfied prior to the execution of the Purchase Agreement.

Board Composition and Representation:

The Company’s board of directors will be set at nine members. As of the First Closing~~,~~ each of Longitude Capital, Sofinnova Ventures and Orbimed Advisors will be entitled to nominate one member of the Company’s board of directors. Such designees initially will be Patrick Enright, James I. Healy, MD, PhD. and Carl Gordon, Ph.D. The Company will covenant that for as long as each such Investor holds in the aggregate at least 50% of the number of Common Shares it purchased in the First Closing, the Company will nominate the designee determined by such Investor and use its best efforts to have such designee elected.

As of the First Closing and for so long as they beneficially own in the aggregate 25% or more of the issued and outstanding Common Stock of the Company, the Lead Investors will also be entitled to nominate five other members of the board of directors, four of whom will be independent.

The remaining seat will be occupied by the CEO.

So long as not prohibited by applicable governmental and NASDAQ requirements, the investor director representing Longitude Capital will be entitled to seats on the audit and compensation committees and will also be the chair of the compensation committee.

The Company will enter into standard indemnification agreements with each member of the board of directors.

Directors’ and Officers’ Liability Insurance:

The Company would use its reasonable efforts to obtain and maintain directors’ and officers’ liability insurance in an amount reasonably acceptable to the board of directors and consistent with industry practice.

Registration Rights:

The Common Shares and the Warrant Shares acquired by the Investors at each Closing (the “Registrable Securities”) will be registered for resale promptly following each Closing. Accordingly, the Purchase Agreement will provide that, among other things, a registration statement would be filed within 60 days following each Closing, and the Company would use its best efforts to cause the registration statement to become effective within 90 days following the date of filing of the relevant registration statement. The Company will cause the registration statement to remain effective until all of the Registrable Securities registered under such registration statement are available for resale through Rule 144 under the Securities Act of 1933, as amended, or any successor provision thereto, without any volume limitations.

The holders of Registrable Securities will be entitled to unlimited piggyback registration rights, subject to pro rata cutback, if applicable. All expenses (including reasonable expenses of one counsel to the selling Investors) will be paid by the Company (excluding underwriting commissions).

Until the Registrable Securities are registered, the Company will not grant any additional registration rights without the approval of the holders of a majority of the Registrable Securities unless such rights are subordinate to the rights of the Investors.

Participation Rights:

Each Lead Investor, for so long as it holds at least 50% of the original number of Common Shares that it purchased in the Financing, will have the right to purchase its pro rata share (based on its ownership of the Company’s outstanding Common Stock on a fully diluted basis) of any future equity offering by the Company. Underwritten publicofferings will be excluded from this right. The Company will be prohibited from offering participation rights, rights of first refusal, rights of first offer or similar rights to any holder or prospective holder of any Company securities on terms more favorable than, or in preference to, the rights granted to the Lead Investors without the prior approval of the Lead Investors.

Access to Information:

From the date hereof until the final Closing, the Company will permit access to, and will make available to the Investors’ representatives, consultants and their respective counsels for inspection, such information and documents as the Investors reasonably request, and will make available at reasonable times and to a reasonable extent officers and employees of the Company to discuss the business and affairs of the Company; provided that, the Company will not be obligated to share material non-public information with any Investor in the absence of a suitable confidentiality agreement.

Financing Fee:

The Lead Investors will not be entitled to any fee for arranging the Financing nor will any fee be payable to a third party in connection with the Financing; provided that, a financial expert may be retained by the board of directors to provide a fairness opinion.

Exclusivity and Expenses:

As an inducement to the Lead Investors to arrange the proposed Financing and in consideration of the time and expense devoted and to be devoted by the Lead Investors to the Financing, the Company shall not (and will not permit any affiliate, employee, officer, director, stockholder, agent or other person acting on its behalf (each a “Representative”) to), from the date hereof until August 1, 2009 and thereafter until the First Closing (if it has not theretofore occurred) pursuant to the terms of the Purchase Agreement if executed by the Company and the Investors (the “Exclusivity Period”), solicit or knowingly encourage any offers, engage in any discussions (other than to inform any initiating party that it is subject to this provision), entertain, or enter into any agreements or commitments with respect to the issuance of or a possible sale of all or any part of the Company’s securities, whether such transaction takes the form of a sale of stock, merger, scheme of arrangement, liquidation, dissolution, reorganization, investment, recapitalization, consolidation, or otherwise, or with respect to the possible sale of all or substantially all of the assets, or any material assets, of the Company or any subsidiary thereof (each a “Competitive Transaction”); provided, however, that: (i) during the Exclusivity Period the Company and its Representatives shall have the right to entertain and engage in discussions with respect to unsolicited offers for Competitive Transactions to the limited extent necessary for the Board to comply with its fiduciary duties under applicable law; and (ii) so long as the Company has not breached its obligations under clause (i) above, the Company shall have the right to terminate the Purchase Agreement, if executed, to permit the Company to enter into a binding agreement with persons other than the Investors if such termination is necessary for the Board to comply with its fiduciary duties under applicable law (a “Fiduciary Out Termination”).

As an inducement to the Lead Investors to arrange the proposed Financing and in consideration of the time and expense devoted and to be devoted by the Lead Investors to the Financing, the Company will pay to the Lead Investors: (A) regardless of whether the Purchase Agreement shall be executed or the proposed Financing shall close, the amount equal to the Lead Investors’ out-of-pocket expenses (including for legal, accounting and other third party expert fees and expenses) incurred in connection with the proposed Financing; and (ii) if the Purchase Agreement is executed and the Company effects a Fiduciary Out Termination, by way of a genuine pre-estimate of loss, compensation in the amount equal to $2.0 million or, if less, the amount equal to 2% of the Company’s net assets determined at the time of the Fiduciary Out Termination or the closing of a binding agreement with persons other than the investors following such Fiduciary Out Termination, whichever date will yield the higher amount.

Confidentiality:

Subject to required disclosure to governmental agencies and other disclosure required as a matter of law, the existence of this Memorandum of Terms, the identity of the Investors and the provisions contained herein, as well as the discussions between the parties hereto and their respective agents, will be held in confidence by the parties hereto and their agents and representatives, and each party will provide such information only to those third parties that a party hereto reasonably determines has a need to know of the existence of this Memorandum of Terms and the provisions herein (such receiving parties to be similarly subject to confidentiality agreements or duties). The Investors and the Company further agree they will not use any portion of the information and data provided to such party by the other party for any purpose other than the consummation of the transaction contemplated by this Memorandum of Terms. The existing confidentiality agreements between the parties shall remain in force. Except as already disclosed or as permitted by this Memorandum of Terms, no party hereto will make any public disclosure concerning the existence of this Memorandum of Terms, its contents or the status of the negotiations between the Investors and the Company with respect to the proposed investment without obtaining the prior written consent of the Company.

Binding Effect and Governing Law:

Except for the provisions set out under the headings “Exclusivity and Expenses,” “Confidentiality,” “Binding Effect and Governing Law” and “Counterparts”, this Memorandum of Terms is non-binding and strictly for discussion purposes only; there is no obligation on the part of any party unless and until definitive agreements are signed by all parties. This Memorandum of Terms does not constitute either an offer to sell or an offer to purchase securities. This Memorandum of Terms will be governed by the internal laws of the State of New York.

Counterparts:	The Memorandum of Terms may be executed in counterparts, each of which will be deemed to constitute an original but all of which together will constitute one and the same instrument.

[Signature Page Follows]

AGREED AS OF JULY 6, 2009:

Longitude Venture Partners, L.P.

By: Longitude Capital Partners, LLC

Its: General Partner

By: /s/ Patrick Enright

Name: Patrick Enright

Title: Managing Director

Sofinnova Venture Partners VII, L.P.

By: Sofinnova Management VII, L.L.C

Its: General Partner

By: /s/ James I. Healy

Name: James I. Healy

Title: Managing General Partner

Caduceus Private Investments III, LP

By: OrbiMed Capital GP III LLC

Its: General Partner

By: /s/ Carl L. Gordon

Name: Carl L. Gordon

Title:

OrbiMed Associates III, LP

By: OrbiMed Advisors LLC

Its: General Partner

By: /s/ Carl L. Gordon

Name: Carl L. Gordon

Title:

Fountain Healthcare Partners I, L.P.

By: Fountain Healthcare Partners Ltd.

Its: General Partner

By: /s/ Manus Rogan

Name: Manus Rogan

Title:	Managing Partner

Amarin Corporation plc

By: /s/ W.T. Mason

Name: W.T. Mason

Title: Director